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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                    ARV Assisted Living, Inc.
                        (Name of Company)

                    Common Stock, No Par Value
                  (Title of Class of Securities)

                            00204C107
                          (CUSIP Number)


                        Lorenzo Lorenzotti
                  Prometheus Assisted Living LLC
            Lazard Freres Real Estate Investors L.L.C.
                 30 Rockefeller Plaza, 63rd Floor
                        New York, NY 10020
                          (212) 632-6000

                         with a copy to:

                        Kevin Grehan, Esq.
                     Cravath, Swaine & Moore
                        825 Eighth Avenue
                        New York, NY 10019
                          (212) 474-1490

          ----------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                        September 30, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                           Page 1 of 11

                     SCHEDULE 13D

CUSIP No. 00204C107             Page  2   of  11  Pages
         -------------              -----    ----
------------------------        ------------------------


1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                Prometheus Assisted Living LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                      (b) x
3    SEC USE ONLY

4    SOURCE OF FUNDS*
                   AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

------------------
   NUMBER OF       7    SOLE VOTING POWER
    SHARES              9,653,325
 BENEFICIALLY
 OWNED BY EACH     8    SHARED VOTING POWER
   REPORTING            -0-
  PERSON WITH
                   9    SOLE DISPOSITIVE POWER
                        9,653,325

                   10   SHARED DISPOSITIVE POWER
                        -0-
------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,653,325 shares of Common Stock*

     *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase
     Agreement attached as an exhibit hereto.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
     CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.98%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement attached as an exhibit hereto.

14   TYPE OF REPORTING PERSON*
          OO


         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D



CUSIP No. 00204C107             Page  3   of  11  Pages
         -----------                -----    ----
------------------------        ------------------------


1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

          Lazard Freres Real Estate Investors L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[ ]
                                                         (b) x
3    SEC USE ONLY

4    SOURCE OF FUNDS*
                    WC, BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)               [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

---------------
   NUMBER OF      7    SOLE VOTING POWER
    SHARES             9,653,325
 BENEFICIALLY
 OWNED BY EACH    8    SHARED VOTING POWER
   REPORTING           -0-
  PERSON WITH
                  9    SOLE DISPOSITIVE POWER
                       9,653,325

                  10   SHARED DISPOSITIVE POWER
                       -0-
---------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,653,325 shares of Common Stock*

     *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase
     Agreement attached as an exhibit hereto.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     49.98%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement attached as an exhibit hereto.

14   TYPE OF REPORTING PERSON*
          OO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 to Schedule 13D is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"), and by Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"). Capitalized terms used herein but not defined have the meanings assigned to such terms in the Schedule 13D dated as of July 14, 1997, filed by Prometheus and LFREI (the "Initial Schedule 13D").

         As previously reported in the Initial Schedule 13D, pursuant to the Stock Purchase Agreement among Prometheus, LFREI and ARV Assisted Living Inc. (the "Company"), subject to the terms and conditions thereof, Prometheus has agreed to purchase up to 9,653,325 shares of Common Stock of the Company. This amendment relates solely to the acquisition of substantially all of the stock of Kapson Senior Quarters Corp. ("Kapson") by an affiliate of LFREI (the "Kapson Investment"). The Initial
Schedule 13D is amended as follows:


Item 4.  Purpose of Transaction

         The reference in the sixth paragraph of Item 4 to the date "December 31, 1997" is hereby deleted and the date "February 15, 1998" is inserted in lieu thereof. The reference in the sixth paragraph of Item 4 to the date "January 31, 1998" is hereby deleted and the date "March 15, 1998" is inserted in lieu thereof.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Company

         The fifth paragraph of Item 6 is hereby deleted in its entirety and the following is replaced in lieu thereof:

         Under the terms of the Stockholders Agreement, Prometheus, LFREI and certain of their affiliates shall be restricted from owning any equity interest in any public or private company engaged primarily in the assisted living business in the United States without the consent of 75% of the directors of the Company, excluding those nominated by Prometheus. On September 30, 1997, the Board of Directors of the Company unanimously consented to allow LFREI to proceed with the Kapson Investment. LFREI expects that the Kapson Investment, if consummated, will result in a strategic alliance between the Company and Kapson in which the Company will, among other things, manage, lease and/or purchase certain of Kapson's existing and future facilities.

         Under the terms of a letter agreement dated September
30, 1997 (the "Letter Agreement"), LFREI has agreed that if it consummates the Kapson Investment and the Company obtains
Stockholder Approval, then:

         (i) Kapson will be prohibited from developing or acquiring any new facilities (other than those in its pipeline at the time of the closing of the Kapson Investment) without the written consent of a majority of the independent non-LFREI affiliated or appointed members of the Company's Board of Directors, which consent may be withheld at the sole discretion of those directors;

         (ii) the Company will have the first right to negotiate management, lease and/or purchase arrangements on any new developments or acquisitions by Kapson;

         (iii) LFREI will seek in good faith to negotiate with the Company for leasing or management agreements of all existing or currently-planned facilities of Kapson;

         (iv) LFREI will not enter into or permit Kapson to enter into any leasing or management arrangements on Kapson's existing facilities other than with the Company or a Kapson affiliate;

         (v) LFREI will grant to the Company or the Company's shareholders, at the Company's option, the right to acquire from LFREI shares representing up to 19.9% of the stock of Kapson at the pro rata amount of LFREI's investment in Kapson for a period of 30 days after the later of the completion of the Kapson Investment and the Second Closing; and

         (vi) LFREI will explore a joint venture arrangement between the Company and Kapson which would combine the corporate management of the Company and Kapson in a separate management company jointly owned by Kapson and the Company to achieve economies of scale.

LFREI represented to the Company in the Letter Agreement that, upon completion of the Kapson Investment, it will have the necessary authority to cause Kapson to enter into all of the arrangements described above. All transactions between the Company and Kapson after consummation of the Kapson Investment will require approval from the directors of both companies who are not affiliated with LFREI. All references to the Letter Agreement are qualified in their entirety by the full text of such agreement, a copy of which is attached as an Exhibit hereto.

Item 7.  Material to be Filed as Exhibits

         The following paragraph is hereby inserted as the last paragraph in Item 7:

         Exhibit       8: Letter from LFREI to the Board of
                       Directors of the Company dated September
                       30, 1997, relating to the Kapson
                       Investment.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  PROMETHEUS ASSISTED LIVING LLC

                   by   Lazard Freres Real Estate
                        Investors L.L.C., as sole member,

                          by /s/ Murry N. Gunty
                            ---------------------------
                            Name:   Murry N. Gunty
                            Title:  Vice President


                  LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                    by  /s/ Murry N. Gunty
                        -------------------------------
                        Name:  Murry N. Gunty
                        Title: Vice President

                                                 Exhibit A




                         [Letterhead of]

                    LAZARD FRERES REAL ESTATE
                        INVESTORS, L.L.C.


                                        September 30, 1997


The Board of Directors
ARV Assisted Living, Inc.
245 Fischer Avenue D-1
Costa Mesa, CA  92626

Gentlemen:

         Lazard Freres Real Estate Investors, L.L.C. ("LFREI") is a party to a Stockholders Agreement (the "Stockholders Agreement") with ARV Assisted Living, Inc. (the "Company") dated as of July 14, 1997, pursuant to which, among other matters, LFREI agreed not to own any equity interest in any public or private company, the principal business of which is the ownership, management, operation and development of assisted living facilities (the "Non-Compete Covenant"), unless 75% of the members of the Board of Directors of the Company (other than the Investor Nominees (as such term is defined in the Stockholder Agreement)), have consented to such ownership, (the "Required Board Approval").

         As you know, LFREI is considering making an investment in Kapson Senior Quarters, Corp. (the "Kapson Investment"). The purpose of this letter is to request a waiver from the Non-Compete Covenant specified in Section 5.1 of the Stockholders Agreement with respect to the potential Kapson transaction. It is our intention and we acknowledge your reliance on this intention in granting the waiver contemplated hereby, to cause Kapson to enter into the following arrangement.

         As consideration for the agreement by the Board of Directors to waive the Non-Compete Covenant with respect to the proposed Kapson Investment, effective as of obtaining the Required Board Approval, in the form attached hereto as Exhibit A, and the receipt by the Company of the required shareholder approval to increase LFREI's investment in the Company up to 49.9%, in the event LFREI consummates the Kapson transaction, LFREI agrees to the following (each of which shall terminate at (i) the time of a Termination Event (as defined in the Stockholder's Agreement) or (ii) the time LFREI and its affiliates collectively own less than 10% of the stock of Kapson):

         1. Consent Rights: After the closing of the Kapson Investment, LFREI will not permit Kapson to and will cause Kapson to enter into an agreement with ARV under which Kapson will agree not to, enter into any new developments or acquisitions (other than those in its pipeline at the closing of the Kapson Investment as disclosed in a schedule to be delivered at the time) without the written consent of a majority of the independent non-LFREI affiliated or appointed members of the ARV Board of Directors, which consent may be withheld at the sole discretion of those directors.

         2. Right of First Offer: Without limiting the foregoing, ARV will have a first right to negotiate management, lease and/or purchase arrangements on terms commercially reasonable to both parties on any new developments or acquisitions by Kapson, each right to be exercised by ARV before Kapson enters into binding site contracts.

         3. Existing Facilities and Developments: LFREI will seek in good faith to negotiate with ARV for, leasing or management agreements, on commercially reasonable and customary terms, of all existing or planned facilities of Kapson including those in the above-described "pipeline" (the "Existing Asset Option"). LFREI agrees it will not enter into or permit Kapson or any of their respective affiliates to enter into leasing or management arrangements on the existing facilities (excluding sale leasebacks, so long as such sale leasebacks would permit ARV to sublease or manage such facilities) other than with ARV or controlled affiliates of Kapson.

         ARV will have the option to sell development assets to Kapson at fair market value with the right to leaseback the assets on terms as described herein providing fair compensation to both parties.

         4. Option: LFREI will grant to ARV (or to its shareholders, the selection to be made at ARV's option provided mutual agreement of ARV and LFREI that such purchase by ARV directly will not adversely affect Kapson's tax and accounting status) the right to acquire from LFREI shares representing up to 19.9% of the stock of Kapson at the pro rata amount of LFREI's all-in cost (defined as LFREI's total equity investment in Kapson at the close of the Kapson Investment including reasonable capital carrying costs relating to the Kapson Investment) for a period of 30 days after the later of the completion of the Kapson Investment or second closing of the LFREI Investment in ARV as defined in the Stock Purchase Agreement dated July 14, 1997, between LFREI and ARV (and, if ARV elects to have its shareholders exercise this option, 30 days after a registration statement is declared effective with respect to the option). The term of this option will not extend beyond the timing described in this paragraph despite LFREI's ongoing ownership of Kapson.

         5. Joint Venture: LFREI will explore a joint arrangement, on commercially reasonable terms, between the Company of Kapson which would house top corporate management of both firms to achieve economies of scale. The management company would be jointly owned by the Company and Kapson. Development personnel and activities would in all likelihood remain at Kapson. Operating personnel and home health care would in all likelihood remain at ARV. Savings resulting from this alliance will be shared by the two companies. LFREI will also explore having Kapson acquire ARV's development projects.

         6. Press Release:The Company and LFREI will have the right to review and comment on all press releases, regarding the foregoing arrangements for a period from the date hereof. No such press releases regarding the foregoing arrangements shall be made without the written consent of the Company and LFREI.

         7. Public Disclosures: The Company will have the right to review and comment on all public disclosures (e.g., proxy material, 10-K) regarding the foregoing arrangements for a period from the date hereof through six months following the close of the Kapson Investment. No such statement in the public disclosures regarding the foregoing arrangements, shall be made without the written consent of the Company, such consent not to be unreasonably withheld or delayed.

         8. Shareholder Vote: Section 5.2 of the Stockholders Agreement and Sections 2.8, 5.1(c), 9.1, and 9.3(b) of the Stock Purchase Agreement to which LFREI and the Company are parties, dated as of July 14, 1997, are hereby amended to substitute the date of February 15, 1998, for the date of December 31, 1997, as the day on or prior to which a meeting at which the stockholders of the Company are asked to vote upon the transactions contemplated therein shall have duly occurred. Further, Section 9.3(b) of the Stock Purchase Agreement is amended to substitute the date of March 15, 1998, for the date of January 31, 1998, as the date by which the Second Closing (as defined therein) shall have occurred.

         LFREI hereby represents that, upon completion of the Kapson Investment, it shall have the authority to cause Kapson to enter into all of the foregoing arrangements. With respect to the foregoing arrangements, it is agreed that all negotiations, determinations, consents and elections by ARV shall be made by a majority of the Non-Investor Nominee (as defined in the Stockholder's Agreement) directors of ARV. It is specifically agreed that any such determination shall not be subject to the provisions of the Stockholder's Agreement or any other agreement between LFREI and ARV regarding the Executive Committee of the Company or the supermajority voting requirements of the Board of Directors or other similar rights.

         LFREI believes strongly that a strong alignment of interests between LFREI, Kapson, and ARV and the synergies that could be created by a strategic alliance between these two industry players, will significantly benefit all shareholders of ARV and Kapson, including LFREI as their largest shareholder.

                           Very truly yours,

                           LAZARD FRERES REAL ESTATE
                           INVESTORS, L.L.C.



                           By:  /s/ Robert P. Freeman
                                ---------------------
                                Name:  Robert P. Freeman
                                Title: President

                         Exhibit A

                         Form of Consent


         The undersigned, constituting 75% of the Board of Directors of ARV Assisted Living, Inc., hereby consent to the LFREI investment in Kapson, as described in the attached letter and subject to the terms and conditions set forth therein:




/s/Gary Davidson                   /s/David Collins
---------------------              ---------------------
Gary Davidson                      David Collins




/s/Bruce Andrews                   /s/John Rydzewski
---------------------              ---------------------
Bruce Andrews                      John Rydzewski




/s/Maurice DeWald                  /s/James Peters
---------------------              ---------------------
Maurice DeWald                     James Peters




/s/John Booty
---------------------
John Booty





September 30, 1997